Exhibit 12.1

GREENPOINT FINANCIAL CORP. AND SUBSIDIARIES

Ratios of Earnings to Fixed Charges - Continuing Operations

The Company’s consolidated ratios of earnings to fixed charges - continuing operations for each of the periods indicated are set fourth below:

	Quarter Ended										Six Months Ended
(In millions)	June 30, 2002		Mar. 31, 2002		Dec. 31, 2001		Sept. 31, 2001		June 30, 2001		June 30, 2002		June 30, 2001
Income from continuing operations before income taxes	$194		$191		$188		$183		$175		$385		$297

Combined fixed charges:
Interest expense on deposits	72		79		93		109		118		151		242
Interest expense on senior bank notes	3		2		2		3		3		5		5
Interest expense on subordinated bank notes	4		3		3		4		4		9		9
Interest expense on guaranteed preferred beneficial interest in Company’s junior subordinated debentures	4		5		5		4		4		7		7
Appropriate portion (1/3) of rent expense	2		2		2		2		2		4		5
Total combined fixed charges	$85		$91		$105		$122		$131		$176		$268

Total combined fixed charges (excluding interest expense on deposits)	$13		$12		$12		$13		$13		$25		$26

Earnings before income taxes and combined fixed charges	$279		$282		$293		$305		$306		$561		$565

Ratio of earnings to combined fixed charges (including interest expense on deposits)	3.28	x	3.09	x	2.79	x	2.52	x	2.34	x	3.19	x	2.11	x

Ratio of earnings to combined fixed charges (excluding interest expense on deposits)	15.92	x	16.52	x	16.41	x	15.64	x	14.46	x	16.40	x	12.42	x